UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

On September 11, 2024, SMX (Security Matters) Public Limited Company (the “Company”) entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with certain institutional investors (the “Purchasers”) for aggregate gross proceeds of $5.350 million, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes and for working capital purposes. Aegis Capital Corp. (“Aegis”), acted as the lead placement agent and ClearThink Securities acted as a co-placement agent for the Private Placement.

The offering consisted of the sale of 5,350,000 Common Units (or Pre-Funded Units), each consisting of one Ordinary Share or Pre-Funded Warrant and two (2) Series A Common Warrants, each to purchase one (1) Ordinary Share per warrant at an exercise price of $1.00, and one (1) Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $1.00 (or $0.9999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.0001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable subject to registration and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. The initial exercise price of each Series A Common Warrant is $1.00 per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire 66 months after the initial issuance date. The number of securities issuable under the Series A Common Warrant is subject to adjustment. The initial exercise price of each Series B Common Warrant is $0.00001 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers.

Of the gross proceeds, 20%, or $1,072,000, will be held in escrow and payable to the Purchasers under certain circumstances during the term of the Series A Common Warrants and Series B Warrants, as set forth therein.

The Company also entered into a Placement Agent Agreement with Aegis as lead placement agent, dated September 11, 2024, pursuant to which Aegis agreed to serve as the placement agent for the Company in connection with the Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the Private Placement and to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the Private Placement.

The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares and the Ordinary Shares underlying the Warrants and the Pre-Funded Warrants.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein (the “Securities”), nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

As a condition to closing, the executive officers, directors and 10% holders of Ordinary Shares of the Company executed 90-day lock-up agreements (the “Lock-Up Agreements”).

The descriptions of the Placement Agent Agreement, the Agreement, the Registration Rights Agreement, the Warrants, Pre-Funded Warrant and Lock-Up Agreements set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively.

The Securities are being sold in a private placement transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or applicable state securities laws, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. Accordingly, the Securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Securities were offered only to accredited investors.

On September 11, 2024, the Company issued a press release, a copy of which is furnished as Exhibit 99.8 to this Report on Form 6-K, and on September 13, 2024, the Company issued a press release relating to the closing of the transactions, a copy of which is furnished as Exhibit 99.9 to this Report on Form 6-K.

Exhibit Number	Description
99.1	Placement Agent Agreement
99.2	Form of Securities Purchase Agreement
99.3	Form of Registration Rights Agreement
99.4	Form of Series A Warrants
99.5	Form of Series B Warrant
99.6	Form of Pre-Funded Warrant
99.7	Form of Lock-Up Agreement
99.8	Press release titled: “SMX (Security Matters) Public Limited Company Announces Pricing of $5.350 Million Private Placement”
99.9	Closing Press Release

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 16, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer

3